November 5, 2007
VIA EDGAR
Mr. John Cash
Accounting Branch Chief
Securities and Exchange Commission
100 F Street NE
Mail Stop 7010
Washington, DC 27549

Re:	Ladenburg Thalmann Financial Services Inc. (“we” or the “Company”) Form 10-K for the year ended December 31, 2006 (the “Form 10-K”) Filed March 16, 2007 File No. 001-15799
Dear Mr. Cash:
     We are submitting this letter to respond to the comments of the staff of the Securities and Exchange Commission (“SEC”). Each of the staff’s comments is set forth below (with page references unchanged) and is followed by the Company’s response with page references to the Form 10-K.
     The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States of America.
     In accordance with the SEC’s letter, we will include additional disclosures and revisions in response to the SEC’s comments in our future annual and quarterly filings, as applicable, including our Quarterly Report on Form 10-Q for the period ending September 30, 2007.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 32
     1. Please revise your disclosure in future filings, to present a more comprehensive discussion of your results of operations for each period presented. Your revisions should include, but not be limited to, the following:
•	Provide a comprehensive analysis of the underlying factors that impacted your results. Such an analysis should specifically identify and quantify, where possible, the reasons why changes occurred and should explain how they impacted your operating results.

•	Discuss known or anticipated trends that have had and/or may have an impact on your results of operations.

•	When multiple or offsetting factors contribute to a net change, discuss each significant factor separately and consider the use of tabular presentations to quantify each factor.

•	Include a separate discussion of each significant line item on your combined statements of income.

•	Ensure that your discussion provides investors with the appropriate information to understand your results through the eyes of management.
Please note that this is not an all-inclusive list of how and where your discussion should be improved. Please refer to Item 303 of
Regulation S-K, Section 501 of Financial Reporting Codification and SEC Interpretative Release No. 33-8350 dated December 19, 2003 for additional guidance.
Response:
In future filings, we will present a more comprehensive discussion of our results of operations for each period presented and will look to Item 303 of Regulation S-K, Section 501 of Financial Reporting Codification and SEC Interpretative Release No. 33-8350 for additional guidance.
2. We note your presentation of EBITDA, as adjusted, and your disclosure that it is an important measure of your ability to generate cash flows. It is therefore unclear to us why you discuss it under results of operations, why you reconcile it to net income rather than operating cash flows and why it excludes one-time items that appear to impact cash. Please revise your presentation in future filings or explain to us how it complies with Item 10(e) of Regulation S-K and the related FAQ.
Response:
We believe that our presentation of EBITDA, as adjusted, is an important measure of our operating performance, and not solely our ability to generate cash flows. In our Form 10-K we note that EBITDA, as adjusted, is used in evaluating our financial performance. We respectfully intend to enhance our future disclosure regarding the Company’s use of EBITDA, as adjusted, to further clarify that management uses EBITDA, as adjusted, as a primary measure to assess performance. We also respectfully note that Answer 15 to the SEC’s “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” provides, in relevant part, that “. . . EBIT or EBITDA should be reconciled to net income as presented in the statement of operations under GAAP.”
Management considers EBITDA, as adjusted, important in evaluating our financial performance on a consistent basis across various periods. Due to the significance of recent one-time, non-recurring items, EBITDA, as adjusted, enables our Board of Directors and management to monitor and evaluate the business on a consistent basis.

In addition, management uses EBITDA, as adjusted, as one of the primary measures to, among other things:
(i)	Analyze and evaluate financial and strategic planning decisions regarding future operating investments and potential acquisitions, which may be more easily evaluated in terms of EBITDA;

(ii)	Determine appropriate levels of operating investments;

(iii)	Evaluate the Company’s operational strength and performance of its business and facilitate management’s internal comparisons of the Company’s historical operating performance of its business;

(iv)	Compare the Company’s performance to the historical operating performance of several of our competitors who use EBITDA or EBITDA, as adjusted, as a financial reporting measure and who have different degrees of leverage; and

(v)	Determine the amount of stock that may be repurchased pursuant to the Company’s stock repurchase program.
We believe that EBITDA, as adjusted, eliminates items that are not part of the Company’s core operations, such as debt extinguishment expense, or do not require a cash outlay, such as stock-related compensation. Because EBITDA, as adjusted, is a substantively useful performance measure for both our management and investors as described above, we believe that each adjustment from net income to EBITDA, as adjusted, is useful, despite the limitations associated with the use of EBITDA.
Comment 2 also states that EBITDA, as adjusted, excludes one-time items that appear to impact cash. The Company believes that an adjustment to EBITDA is appropriate for the gain from the NYSE membership sale since it is an unusual, non-recurring activity that resulted in cash from investing activity, not cash from operating activity. Moreover, as mentioned above, the Company uses EBITDA, as adjusted, primarily as a performance measure, not as a measure of our ability to generate cash flows.
The following analysis shows our review of Item 10(e) and our conclusions with respect to how we complied with these requirements:
(e)      Use of non-GAAP financial measures in Commission filings. (1) Whenever one or more non-GAAP financial measures are included in a filing with the Commission:
(i)     The registrant must include the following in the filing:
(A)     A presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP);

     The Company provides the required prominent disclosure of the most directly comparable GAAP financial measure.
(B)     A reconciliation (by schedule or other clearly understandable method), which shall be quantitative for historical non-GAAP measures presented, and quantitative, to the extent available without unreasonable efforts, for forward-looking information, of the differences between the non-GAAP financial measure disclosed or released with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP identified in paragraph (e)(1)(i)(A) of this section;
     EBITDA, as adjusted, is accompanied by a reconciliation of net income to EBITDA, as adjusted.
(C)     A statement disclosing the reasons why the registrant’s management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant’s financial condition and results of operations; and
     As noted above, we provide reasons why management believes that the presentation of EBITDA, as adjusted, is useful to investors, and will enhance our future disclosure in this regard.
(D)     To the extent material, a statement disclosing the additional purposes, if any, for which the registrant’s management uses the non-GAAP financial measure that are not disclosed pursuant to paragraph (e)(1)(i)(C) of this section; and
     Please see above regarding additional purposes for which management uses EBITDA, as adjusted.
(ii)     A registrant must not:
(A)     Exclude charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from non-GAAP liquidity measures, other than the measures earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation, and amortization (EBITDA);
     Not applicable.
(B)     Adjust a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years;
     EBITDA, as adjusted, was calculated consistently for all periods presented.

(C)     Present non-GAAP financial measures on the face of the registrant’s financial statements prepared in accordance with GAAP or in the accompanying notes;
     Not applicable.
(D)     Present non-GAAP financial measures on the face of any pro forma financial information required to be disclosed by Article 11 of Regulation S-X (17 CFR 210.11-01 through 210.11-03); or
     Not applicable.
(E)     Use titles or descriptions of non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures; and
     Not applicable.
3. Please provide us, and include in future filings, a discussion of why your accounts receivable balances are so significant relative to revenues and a discussion of any potential risks and uncertainties related to revenues and a discussion of any potential risks and uncertainties related to those balances and their potential impact on your operations. In addition, please also discuss the factors that result in changes in those balances and their impact on operating cash flows.
Response:
Accounts receivable balances consist primarily of amounts due from our clearing firm, National Financial Services LLC, a Fidelity Investments® company, which provides clearing and depository services for brokerage transactions on a fully-disclosed basis. The amounts due from the clearing broker are not limited to accrued commissions and clearing expenses for the current period, but also include accumulated cash balances from prior periods that we maintain in our accounts at the clearing firm. For accounting purposes, these cash balances are required to be reflected as accounts receivable from our clearing firm rather than as cash on our balance sheet. The remaining accounts receivable balances are derived from amounts due from other broker-dealers. These amounts relate to underwritten offerings where we acted as lead underwriter or co-manager. Generally, we receive the final settlement 90 days following the closing of the transaction.
Accordingly, our accounts receivable will increase when brokerage and underwriting activity increase. We believe that this is customary in our industry.
We note that the Form 10-K currently identifies the risks related to our accounts receivable and the potential impact on our business. In Item 1A—“Risk Factors” on pages 17 and 18 of the Form 10-K, we discuss credit risk and how the failure by clearing firms and other third parties to pay us amounts due could adversely affect our revenue and our ability to borrow in the credit markets. Therefore, we do not believe that additional disclosure would be meaningful.
Note 2. Summary of Significant Accounting Policies, page F-9
4. With a view towards future disclosure, please tell us how you have defined your reportable segments in accordance with SFAS 131. To the extent that you have multiple operating segments that are aggregated into your reportable segment, please also tell us how you have considered the aggregation criteria outlined in paragraph 17 of SFAS 131.
Response:
The Company has considered the requirements of SFAS 131 and has concluded that it only has one reportable segment. The Company is engaged in a single line of business as a securities broker dealer, which comprises several classes of services as described in Note 1 to the financial statements. Management reviews the operating results of the business as one operating segment when making decisions about resource allocation and performance assessment. We intend to include appropriate disclosure regarding the foregoing in our future periodic filings with the SEC.
5. With a view towards future disclosure, please clarify for us how you are accounting for the expenses related to your SPAC-related transactions. To the extent that you have deferred recognition of these expenses until the underlying business combinations have been completed, please tell us how you have determined that these costs are recoverable.
Response:
Expenses incurred for SPAC-related transactions are recognized at the time of the SPAC offering. There is no deferred recognition of expenses. If and when deferred revenue is recognized upon the successful completion of a business combination transaction by a SPAC, we also recognize related compensation expense, which is earned by an employee only if the deferred fees are earned. We will include appropriate disclosure in future filings, including our Quarterly Report on Form 10-Q for the period ended September 30, 2007.
6. We note from your disclosure on page five that you frequently receive warrants that entitle you to purchase securities of the corporate issuers for which you raise capital or provide advisory services. With a view towards future disclosure, please tell us how you account for and value these warrants.
Response:
All warrants we receive in connection with underwriting or advisory services are restricted. Underwriting warrants from SPAC transactions are restricted until a business combination is completed successfully. All other warrants generally have exercise restrictions for various time periods from the grant dates. Due to these restrictions on warrants other than SPAC-related warrants, we have applied a discount of 50% in determining value. Revenue from warrants is recorded in the period earned. We do not assign any value to SPAC-related warrants until a business combination transaction has occurred given the uncertainty as to whether such transaction will occur. We will add additional disclosure regarding our valuation of these warrants in future filings.
Note 12. Note Payable, page F-19 and Note 21. Subsequent Event, page F-29
7. Please demonstrate to us how you determined the amounts of the charges that you recorded in FY 2005 and 2007 as a result of the debt conversions.
Response:
We discuss the charge related to the 2007 debt conversion in our Quarterly Report on Form 10-Q for the period ended June 30, 2007. This disclosure is contained in Note 9 of the Notes to Consolidated Financial Statements, on page 11 of such Form 10-Q. We calculated the loss on the extinguishment of debt as follows:

Number of shares issued	2,777,778
Market price of common stock on February 14, 2007	$2.46

Market value of shares issued on February 14, 2007	$6,833,333
Debt	5,000,000

Loss on extinguishment of debt	$1,833,333

In our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, we discuss the debt conversion in Note 11of the Notes to Consolidated Financial Statements on pages F-18 and F-19 of such report. The calculation for debt conversion expense follows:

Facts:	The conversion was effective 02/22/05. Interest accrued through 02/22/05. The market value of our common stock was $0.50 at the effective date of the revised agreement (November 12, 2004).

			Total	Frost	New Valley
Debt			$18,010,000	$10,000,000	$8,010,000
Accumulated interest			4,689,107	2,760,928	1,928,179

Total			$22,699,107	$12,760,928	$9,938,179

Using old conversion rates:				1.5390594	2.0836498

Number of shares			13,060,982	8,291,381	4,769,601
Market value per share				0.50	0.50

Total value	(B	)	$6,530,491	$4,145,691	$2,384,801

Using new conversion rates:				0.4000000	0.5000000

Number of shares			51,778,678	31,902,320	19,876,358
Market value per share				0.50	0.50

Total value	(A	)	$25,889,339	$15,951,160	$9,938,179

Increase in value received	(A-B	)	$19,358,848	$11,805,469	$7,553,378

Note 17. Acquisitions, page F-27
8. Please tell us how you determined it is appropriate to record the contingent consideration related to the BroadWall acquisition as additional purchase price given that it appears that the consideration is based on continuing employment.
Response:
We based our decision to record the contingent consideration related to the BroadWall acquisition as additional purchase price based on EITF 95-8 Accounting for Contingent Consideration paid to Shareholders of an Acquired Enterprise in a Purchase Business Combination. EITF 95-8 outlines a number of factors or indicators that should be considered in evaluating whether an arrangement for contingent consideration based on performance measures is, in substance, additional purchase price of the acquired enterprise or compensation for services, use of property, or profit sharing. While a contingent consideration arrangement in which the payments are automatically forfeited if employment terminates is an important indicator that the arrangement is compensation for post-combination services, there are other factors that suggest otherwise in this case, including the following:
1)	Level of compensation: The employee compensation for the two individuals is at a reasonable level in comparison to that of other key employees in the combined enterprise which we consider to be an indicator of purchase price rather than compensation.

2)	The two individuals who continued as employees held a minority interest in the acquired entity and all selling shareholders received equal distribution of warrants on a per-share basis containing the same contingency. Thus, the two individuals who continued as employees received a minority of the warrants issued as consideration for the acquisition.
     Thank you for your kind assistance with this matter. Please call me at 631-270-1607 with any questions.

Very truly yours,
/s/ Diane Chillemi
Diane Chillemi Vice President and CFO

cc:	Ms. Tricia Armelin, Staff Accountant Ms. Anne McConnell, Senior Accountant Ladenburg Thalmann Financial Services Inc. Audit Committee Eisner LLP